Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended March 31, 2023 and March 31, 2022

Presented in Euros (Thousands)

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2023	2022
Revenue	3	22,859	19,360
Cost of revenue		(10,639)	(9,340)
Gross Profit		12,220	10,020

Selling, general and administrative expenses	3	(11,906)	(10,200)
Loss on remeasurement of derivative liability	5	(64)	—
Gain on remeasurement of consideration receivable	3	—	37
Gain on remeasurement of deferred consideration	4, 10	270	—
Operating Income (Loss)		520	(143)

Net interest expense and other financing charges	3	(596)	(152)
Loss Before Income Taxes	3	(76)	(295)

Income taxes	20	(400)	(425)
Net Loss		(476)	(720)

Items to be reclassified to net loss:
Cumulative translation adjustment		(558)	584

Net Comprehensive Loss		(1,034)	(136)

Basic and Diluted Loss Per Share		(0.02)	(0.04)

		Millions	Millions
Weighted average number of shares - basic and diluted		22.1	20.0

Certain comparative figures have been reclassified to conform with current period presentation.

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		March 31,	December 31,
	Note	2023	2022
Cash and cash equivalents	12	15,122	11,287
Trade and other receivables	13	12,495	16,628
Prepaid expenses and other assets	14	1,977	1,823
Total Current Assets		29,594	29,738
Property and equipment		729	660
Right-of-use assets		1,322	576
Intangible assets	11	40,569	41,705
Goodwill	4, 9	31,662	31,662
Other assets		47	47
Total Assets		103,923	104,388

Trade payables and other liabilities	15	18,282	19,549
Deferred revenue		703	746
Income taxes payable	20	1,396	1,113
Lease obligations on right of use assets - current		395	294
Deferred consideration - current	4, 10	1,121	1,176
Derivative liability - current	5	1,136	1,320
Loans payable		—	109
Total Current Liabilities		23,033	24,307
Deferred income tax liabilities	20	1,201	1,201
Non-current lease obligations on right of use assets		1,010	344
Convertible debt	5	5,572	6,648
Deferred consideration	4, 10	2,001	2,121
Other non-current liabilities		233	233
Total Liabilities		33,050	34,854

Share capital	6	111,517	109,902
Broker warrants	7	38	38
Shares to be issued		6,982	6,982
Contributed surplus		21,503	20,745
Accumulated deficit		(72,703)	(72,227)
Accumulated other comprehensive income		3,536	4,094
Total Equity		70,873	69,534
Total Liabilities and Equity		103,923	104,388

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Yaniv Sherman	Holly Gagnon
Chief Executive Officer	Non Executive Director

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

							Accumulated
							other
		Share	Shares to	Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2022		100,285	13,746	38	18,385	(68,743)	2,484	66,195
Exercise of deferred share units	6, 8	1,407	—	—	(1,407)	—	—	—
Exercise of stock options	6, 8	1	—	—	—	—	—	1
Share-based compensation	8	—	—	—	1,300	—	—	1,300
Net loss for the period		—	—	—	—	(720)	—	(720)
Other comprehensive income		—	—	—	—	—	584	584
Balance as at March 31, 2022		101,693	13,746	38	18,278	(69,463)	3,068	67,360

Balance as at January 1, 2023		109,902	6,982	38	20,745	(72,227)	4,094	69,534
Shares issued upon exercise of Convertible Debt	5, 6	1,614	—	—	—	—	—	1,614
Exercise of stock options	6, 8	1	—	—	—	—	—	1
Share-based compensation	8	—	—	—	758	—	—	758
Net loss for the period		—	—	—	—	(476)	—	(476)
Other comprehensive loss		—	—	—	—	—	(558)	(558)
Balance as at March 31, 2023		111,517	6,982	38	21,503	(72,703)	3,536	70,873

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2023	2022
Operating Activities
Net loss		(476)	(720)
Add:
Net interest expense and other financing charges	3	596	152
Depreciation and amortization	3	2,709	1,576
Share based compensation	3, 8	758	1,300
Loss on remeasurement of derivative liability	5	64	—
Gain on remeasurement of consideration receivable		—	(37)
Gain on remeasurement of deferred consideration	4, 10	(270)	—
Deferred income tax recovery	20	-	(56)
		3,381	2,215

Change in non-cash working capital	18	2,696	1,397
Change in income taxes payable		284	276
Cash Flows From Operating Activities		6,361	3,888

Investing Activities
Purchases of property and equipment		(150)	(80)
Additions of intangible assets	11	(1,918)	(1,207)
Proceeds from sale of discontinued operations		—	91
Prepaid consideration	4, 14	—	(354)
Cash Flows Used In Investing Activities		(2,068)	(1,550)

Financing Activities
Proceeds from exercise of stock options	8	1	1
Repayment of lease liability		(60)	(32)
Repayment of loans		(107)	—
Interest income		—	5
Interest and financing fees	3	(71)	(72)
Cash Flows Used In Financing Activities		(237)	(98)

Effect of foreign currency exchange rate changes on cash and cash equivalents		(221)	166
Change in Cash and Cash Equivalents		3,835	2,406
Cash and cash equivalents at beginning of period		11,287	16,006
Cash and Cash Equivalents at end of period		15,122	18,412

Certain comparative figures have been reclassified to conform with current period presentation.

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (“Bragg”, “BGG”, the “Company” or the “Group”) is primarily a B2B online gaming technology platform and casino content aggregator through its acquisition of Oryx Gaming International LLC (“Oryx” or “Oryx Gaming”) in 2018, Wild Streak LLC (“Wild Streak”) in 2021, and Spin Games LLC (“Spin”) in 2022.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2022, which are available at www.sedar.com.

Statement of compliance and basis of presentation

The accompanying interim unaudited condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The significant accounting policies set out below have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on May 10, 2023.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3    LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended March 31,
	Note	2023	2022
Revenue		22,859	19,360
Third-party content		(10,639)	(9,340)

Gross Profit		12,220	10,020

Salaries and subcontractors		(5,503)	(3,980)
Share based compensation	8	(758)	(1,300)

Total employee costs		(6,261)	(5,280)
Depreciation and amortization		(2,709)	(1,576)
IT and hosting		(977)	(448)
Professional fees		(629)	(853)
Corporate costs		(144)	(507)
Sales and marketing		(413)	(663)
Bad debt expense	13	(39)	(104)
Travel and entertainment		(189)	(81)
Transaction and acquisition costs		(37)	(200)
Other operational costs		(508)	(488)
Selling, General and Administrative Expenses		(11,906)	(10,200)

Loss on remeasurement of derivative liability	5	(64)	—
Gain on remeasurement of consideration receivable		—	37
Gain on remeasurement of deferred consideration	4, 10	270	—
Operating Income (Loss)		520	(143)

Interest income		—	5
Accretion on liabilities	4, 5, 10	(506)	—
Loss on foreign exchange		(19)	(85)
Interest and financing fees		(71)	(72)
Net Interest Expense and Other Financing Charges		(596)	(152)
Loss Before Income Taxes		(76)	(295)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4   ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company announced that it had acquired Spin Games LLC (“Spin”).

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and stock transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive EUR 4,347 (USD 4,657) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the deferred consideration is determined using a put option pricing model with volatility of 50.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the preliminary purchase price allocations conducted by management.

Balances (Euros)
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,003
Total purchase price	16,055

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	266
Trade and other receivables	405
Prepaid expenses and other assets	105
Property and equipment	107
Right-of-use assets	177
Trade payables and other liabilities	(923)
Deferred revenue	(364)
Lease obligations on right of use assets - current	(88)
Loans payable	(773)
Non-current lease obligations on right of use assets	(89)
Net assets acquired and liabilities assumed	(1,177)

Fair value of intangible assets:
Intellectual property	1,471
Customer relationships	8,131
Gaming licences	164
Brand	462
Trademarks	70
Goodwill	6,934

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4	ACQUISITION OF SPIN GAMES LLC (CONTINUED)

The Company measured the present value of deferred consideration to be paid in common shares as EUR 3,122 and subsequently recorded an accretion expense of EUR 137 in the three months ended March 31, 2023 (three months ended March 31, 2022: EUR nil) and a gain on remeasurement of deferred consideration of EUR 270 (three months ended March 31, 2022: EUR nil).

As at March 31, 2023, deferred consideration of EUR 1,121 and EUR 2,001 has been recorded in current and non-current liabilities, respectively (December 31, 2022: EUR 1,176 and EUR 2,121 in current and non-current liabilities, respectively).

The present value of deferred consideration is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012) applying a annual dividend rate of 0.0% and volatility of between 50.8% and 62.8% resulting in a DLOM of 4.8%, 14.9% and 18.3% for the first, second and third anniversary settlement of consideration, respectively.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

Pro-forma revenues and net loss for the comparative period in 2022

On a pro-forma basis Spin generated revenue of EUR 818 for the three months ended March 31, 2022. This would have resulted in consolidated revenues of EUR 20,178 for three months ended March 31, 2022.

On a pro-forma basis Spin contributed net loss of EUR 333 for the three months ended March 31, 2022. This would have resulted in consolidated net loss of EUR 1,053 for the three months ended March 31, 2022.

5   CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the Convertible Debt, Lind was issued warrants to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months (Note 7).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	CONVERTIBLE DEBT (CONTINUED)

The value of the Convertible Debt is equal to the value of the debt-like host instrument based on market participants’ current required yield for debt-like instruments with similar credit quality and terms (excluding the buy-back or conversion options), plus the value of the embedded derivatives.

The host debt component is fair valued by discounting the value of the expected future cash flows under the terms of the Funding Agreement using a market cost of debt of 7.5% for an equivalent non-convertible bond. The fair value of the Convertible Debt without the embedded derivatives (the “Host Debt”) has been estimated by reference to the income approach using a discounted cash flow (“DCF”) method. Using this approach, the present value of the Host Debt on September 5, 2022 was determined to be EUR 8,723 (USD 8,653).

On September 5, 2022, to value the embedded derivatives, representing the conversion options (“Conversion Options”), Option Pricing methodology by reference to a Monte Carlo Simulation model (“MCS”) has been applied as a series of 20 call options with a strike price of 87.5% of the 5-day future VWAP immediately prior to each conversion date. Key valuation inputs and assumptions used in the MCS are stock price of CAD 6.188, expected life of between 0.42 and 2.00 years, annualized volatility of between 65.32% and 75.54%, annual risk-free rate of between 3.6% and 3.7%, and annual dividend yield of 0.0%. Based on the average value from 10,000 simulated trials the aggregate fair value of the Conversion Options on September 5, 2022 was calculated as EUR 1,483 (CAD 1,935).

The aggregate fair value of the Host Debt and Conversion Options exceeds the transaction price of EUR 8,770. Therefore, under the provisions of IFRS 9, the embedded derivatives (being the Conversion Options) were fair valued first and the Host Debt was allocated the residual balance. The warrants component of the Convertible Debt was allocated the residual interest of EUR nil.

The Company incurred transaction costs of EUR 717 related to the issuance of the convertible debt and were allocated proportionally to the Host Debt and Conversion Options in the amount of EUR 596 and EUR 121, respectively. All costs allocated to the Conversion Options were expensed as transaction and acquisition costs under selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss.

	Convertible debt	Derivative liability	Total
Balance at issuance - September 5, 2022	7,287	1,483	8,770
Issuance costs	(596)	—	(596)
Accretion expense	448	—	448
Gain on remeasurement of derivative liability	—	(13)	(13)
Effect of movement in exchange rates	(491)	(150)	(641)
Balance as at December 31, 2022	6,648	1,320	7,968

Accretion expense	369	—	369
Gain on remeasurement of derivative liability	—	64	64
Shares issued upon exercise of Convertible Debt	(1,390)	(224)	(1,614)
Effect of movement in exchange rates	(55)	(24)	(79)
Balance as at March 31, 2023	5,572	1,136	6,708

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	CONVERTIBLE DEBT (CONTINUED)

On December 31, 2022, the aggregate fair value of the Conversion Options was calculated as EUR 1,320 (CAD 1,906). Key valuation inputs and assumptions used are stock price of CAD 6.188, expected life of between 0.09 and 1.68 years, annualized volatility of between 44.73% and 56.45%, annual risk-free rate of between 4.2% and 4.6%, and annual dividend yield of 0.0%.

On March 31, 2023, the aggregate fair value of the Conversion Options was calculated as EUR 1,136 (CAD 1,674). Key valuation inputs and assumptions used are closing stock price on March 31, 2023 of CAD 4.800, 5-day VWAP of CAD 4.769, expected life of between 0.08 and 1.42 years, annual risk-free rate of between 4.4% and 5.0%, and annual dividend yield of 0.0%.

For the three ended March 31, 2023, an accretion expense of EUR 369 was recognised in net interest expense and other financing charges (three months ended March 31, 2022: EUR nil) in respect of the Host Debt component. For the three months ended March 31, 2023, a gain on remeasurement of derivative liability of EUR 64 (three months ended March 31, 2022: EUR nil) was recognised in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three months ended March 31, 2023, 444,577 shares were issued upon exercise of Convertible Debt (Note 6) representing USD 1,500 of the total face value of USD 10,000 (three months ended March 31, 2022: nil). Immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 5.220 and 5.400, 5-day VWAP of between CAD 4.894 and 5.615, expected life of between nil and 1.58 years, annual risk-free rate of between 4.2% and 5.0%, and annual dividend yield of 0.0%.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three months ended March 31, 2023, EUR 1,390 and EUR 224 was transferred from the host debt liability and derivative liability, respectively, to share capital in the interim unaudited condensed consolidated statements of changes in equity for a total of EUR 1,614 (three months ended March 31, 2022: EUR nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6    SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2022	Balance		19,956,034	100,285
March 17, 2022, to March 18, 2022	Issuance of share capital upon exercise of FSOs	8	500	1
March 22, 2022	Issuance of share capital upon exercise of DSUs	8	97,045	1,407
March 31, 2022	Balance		20,053,579	101,693

January 1, 2023	Balance		21,107,968	109,902
January 10, 2023	Issuance of share capital upon exercise of FSOs	8	350	1
January 13, 2023 to March 21, 2023	Shares issued upon exercise of Convertible Debt	5	444,577	1,614
March 31, 2023	Balance		21,552,895	111,517

The Company’s Common Shares have no par value.

7	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of	Broker
Number of Warrants		convertible debt	warrants

January 1, 2022 and March 31, 2022	Balance	—	16,686

January 1, 2023 and March 31, 2023	Balance	979,048	16,886

Each unit consists of the following characteristics:

	Warrants
	issued as part of	Broker
	convertible debt	warrants
Number of shares	1	1
Number of Warrants	—	0.5
Exercise price of unit (CAD)	9.28	7.00

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	WARRANTS (CONTINUED)

Warrants issued upon completion of Financing Arrangement

Upon completion of the Financing Arrangement (Note 5) on September 5, 2022, 979,048 warrants were issued with an exercise price of CAD 9.28 per warrant, each convertible to one common share of the Company and expiring 5 years after the issuance date. Under the acceleration provisions of the warrants agreement, if the Company’s common shares trade at or above CAD 11.60 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise their warrants before the end of 21 days, otherwise 50% of the warrants expire. Similarly, if the Company’s common shares trade at or above CAD 18.56 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise all their warrants before the end of 21 days, otherwise all the warrants expire.

Upon allocating the transaction price of the Financing Arrangement between its components of host debt liability, derivative liability and warrants, the combined fair value of the host debt liability and derivative liability exceeded the transaction price. Therefore, no residual fair value was allocated to the warrant component of the instrument in the interim unaudited condensed consolidated statements of changes in equity.

Broker Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 177,434 broker warrants (“Broker Warrants”) were issued resulting in an increase in the fair value of warrants of EUR 399, a decrease in share capital of EUR 331 and decrease in fair value of warrants of EUR 68.

Between January 21, 2021, and February 18, 2021, 160,548 Broker Warrants were exercised for 160,548 Common Shares and 80,274 Public Offering Warrants resulting in an increase in share capital of EUR 897, an increase in fair value of warrants of EUR 196 and decrease in fair value of Broker Warrants of EUR 361. Broker Warrants may still be exercised for Common Shares until date of expiry.

8	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020. At the annual and special meeting of shareholders of the Company held on April 28, 2021, the shareholders approved the increase in the number of Common Shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

The following is a continuity of the Company’s equity incentive plans:

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2022	246,945	235,000	1,816,302	8.95
Granted	125,000	80,000	273,000	8.62
Exercised	(97,045)	—	(500)	2.30
Forfeited / Cancelled	—	—	(87,849)	14.34
Balance as at March 31, 2022	274,900	315,000	2,000,953	8.67

Balance as at January 1, 2023	274,900	738,000	2,118,395	8.23
Granted	—	187,500	—	n/a
Exercised	—	—	(350)	2.30
Forfeited / Cancelled	—	—	(30,029)	6.89
Balance as at March 31, 2023	274,900	925,500	2,088,016	8.25

The following table summarizes information about the outstanding share options as at March 31, 2023:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	246,100	2	3.05	239,484	3.05
5.01 - 5.60	200,000	1	5.60	200,000	5.60
5.61 - 8.62	1,089,903	5	7.79	830,562	7.91
8.63 - 33.30	552,013	7	12.45	310,709	12.59
	2,088,016	5	8.25	1,580,755	7.80

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at March 31, 2022:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	249,425	3	3.04	213,843	3.06
5.01 - 5.60	200,000	2	5.60	200,000	5.60
5.61 - 8.62	905,858	5	8.05	706,858	7.89
8.63 - 33.30	645,670	8	12.67	145,680	13.17
	2,000,953	5	8.67	1,266,381	7.32

During the three months ended March 31, 2023, a share-based compensation charge of EUR 259, has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss (three months ended March 31, 2022: EUR 779) in relation to the fixed stock options.

During the three months ended March 31, 2023, the Company granted nil share options (three months ended March 31, 2022: 273,000 share options with a weighted average exercise price of CAD 8.62 and a fair value of EUR 874).

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the three months ended March 31, 2022 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.7
Risk-free interest rate (%)	2.2
Expected life of options (years)	5.0
Share price (CAD)	8.18
Forfeiture rate (%)	0.0

During the three months ended March 31, 2023, 350 common shares, were issued upon exercise of fixed stock options (three months ended March 31, 2022: 500). Upon exercise of fixed stock options, for the three months ended March 31, 2023, EUR nil, (three months ended March 31, 2022: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three months ended March 31, 2023, totaled EUR 1 (three months ended March 31, 2022: EUR 1).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the three months ended March 31, 2023, nil DSUs were granted (three months ended March 31, 2022: 125,000 DSUs with a fair value of CAD 8.18 per unit determined as the share price on the date of grant).

During the three months ended March 31, 2023, a share-based compensation charge of EUR 65 has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss (three months ended March 31, 2022: EUR 177) in relation to the deferred share units.

During the three months ended March 31, 2023, nil common shares were issued upon exercise of DSUs (three months ended March 31, 2022: 97,045). For the three months ended March 31, 2022, upon exercise of DSUs, EUR 1,407 was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units

During the three months ended March 31, 2023, 187,500 were granted (three months ended March 31, 2022: 80,000), with a fair value of CAD 5.25 per unit (three months ended March 31, 2022: CAD 8.18 per unit) determined as the share price on the date of grant.

During the three months ended March 31, 2023, a share-based compensation charge of EUR 434 has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss (three months ended March 31, 2022: EUR 344) in relation to the RSUs.

During the three months ended March 31, 2023, nil Common Shares were issued upon exercise of nil RSUs (three months ended March 31, 2022: nil).

9   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2022	24,728
Goodwill recognized upon acquisition of Spin Games LLC (Note 4)	6,934
As at December 31, 2022 and March 31, 2023	31,662

The carrying amount of goodwill is attributed to the acquisitions of Oryx Gaming, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2022 and concluded that there was no impairment.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9   GOODWILL (CONTINUED)

Key Assumptions

The recoverable amount was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 17.5% (pre-tax rate 24.1%) per annum. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount.

10   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2022	—
Deferred consideration payable upon business combination (Note 4)	4,003
Accretion expense	316
Gain on remeasurement of deferred consideration	(804)
Effect of movement in exchange rates	(218)
Balance as at December 31, 2022	3,297

Accretion expense	137
Gain on remeasurement of deferred consideration	(270)
Effect of movement in exchange rates	(42)
Balance as at March 31, 2023	3,122

Spin Games LLC

The Company completed the acquisition of Spin Games LLC effective on June 1, 2022. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the three months ended March 31, 2023, an accretion expense of EUR 137 (three months ended March 31, 2022: nil) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

In the three months ended March 31, 2023, a gain on remeasurement of deferred consideration of EUR 270 (three months ended March 31, 2022: nil) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2021	15,223	6,186	16,584	1,692	64	39,749
Additions	659	6,709	—	—	9	7,377
Acquired through business combination (Note 4)	1,471	—	8,131	462	234	10,298
Effect of movement in exchange rates	369	(14)	758	23	2	1,138

Balance as at December 31, 2022	17,722	12,881	25,473	2,177	309	58,562
Additions	9	1,909	—	—	—	1,918
Effect of movement in exchange rates	(153)	(18)	(396)	(16)	(6)	(589)
Balance as at March 31, 2023	17,578	14,772	25,077	2,161	303	59,891

Accumulated Amortization
Balance as at December 31, 2021	3,890	2,411	2,166	431	6	8,904
Amortization	2,238	3,161	2,186	350	46	7,981
Effect of movement in exchange rates	(17)	(4)	(2)	(2)	(3)	(28)

Balance as at December 31, 2022	6,111	5,568	4,350	779	49	16,857
Amortization	619	1,152	604	166	10	2,551
Effect of movement in exchange rates	(28)	(5)	(51)	(4)	2	(86)
Balance as at March 31, 2023	6,702	6,715	4,903	941	61	19,322

Carrying Amount

Balance as at December 31, 2022	11,611	7,313	21,123	1,398	260	41,705
Balance as at March 31, 2023	10,876	8,057	20,174	1,220	242	40,569

In the three-months ended March 31, 2023, amortization expense of EUR 2,551 was recognized within selling, general and administrative expenses (three months ended March 31, 2022: EUR 1,500).

12   CASH AND CASH EQUIVALENTS

As at March 31, 2023 and December 31, 2022, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	March 31,	December 31,
	2023	2022
Trade receivables	12,268	16,231
Sales tax	227	397
Trade and other receivables	12,495	16,628

The following is an aging of the Company’s trade receivables:

	As at	As at
	March 31,	December 31,
	2023	2022
Less than one month	11,615	15,759
Between two and three months	1,089	1,313
Greater than three months	2,037	1,594
	14,741	18,666
Provision for expected credit losses	(2,473)	(2,435)
Trade receivables	12,268	16,231

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2021	2,415
Net additional provision for doubtful debts	(629)
Provision for late interest receivable	649
Balance as at December 31, 2022	2,435
Bad debt written-off	(1)
Net additional provision for doubtful debts	39
Balance as at March 31, 2023	2,473

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	March 31,	December 31,
	2023	2022
Prepayments	1,556	1,636
Deposits	93	59
Other assets	328	128
Prepaid expenses and other assets	1,977	1,823

15	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	March 31,	December 31,
	2023	2022
Trade payables	4,324	4,327
Accrued liabilities	13,694	14,817
Other payables	264	405
Trade payables and other liabilities	18,282	19,549

16	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Two key management employees are also shareholders in the Company.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Three Months Ended March 31,
	2023	2022
Revenue	24	24
Salaries and subcontractors	(1,010)	(714)
Share based compensation	(630)	(591)
Professional fees	(10)	(10)
	(1,626)	(1,291)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Three Months Ended March 31,
	2023	2022
Salaries and subcontractors	(530)	(122)
Share based compensation	(17)	—
Gain on remeasurement of deferred consideration	270	—
Interest and financing fees	(137)	—
	(414)	(122)

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	March 31,	December 31,
	2023	2022
Consolidated statements of financial position
Trade and other receivables	16	8
Trade payables and other liabilities	(1,842)	(2,019)
Deferred consideration - current	(1,121)	(1,176)
Deferred consideration - non-current	(2,001)	(2,121)
Net related party payable	(4,948)	(5,308)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	March 31,	March 31,
	2023	2022
Consolidated statements of cash flows
Prepaid consideration	—	(354)
Net cash outflow	—	(354)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	March 31,	December 31,
	2023	2022
Trade and other receivables	12,495	16,628

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	March 31,	December 31,
	2023	2022
Trade payables	4,324	4,327
Accrued liabilities	13,694	14,817
Convertible debt	5,572	6,648
Loans payable	—	109
Other liabilities	264	405
Lease obligations on right of use assets	1,405	638
	25,259	26,944

The carrying values of the financial instruments approximate their fair values.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	March 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	15,122	—	—	15,122	11,287	—	—	11,287

Financial liabilities
Fair value through profit and loss:
Derivative liability	—	1,136	—	1,136	—	1,320	—	1,320
Deferred consideration	—	3,122	—	3,122	—	3,297	—	3,297
Other liabilities	—	—	74	74	—	—	74	74

Fair value through other comprehensive income:
Other liabilities	—	—	159	159	—	—	159	159

There were no transfers between the levels of the fair value hierarchy during the periods.

During the three months ended March 31, 2023, a gain of EUR 270 (year ended December 31, 2021: EUR nil), was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss as gain on remeasurement of deferred consideration (Note 10) for financial instruments designated as FVTPL.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Liquidity risk (continued)

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at March 31, 2023:

	2023	2024	2025	2026	Thereafter	Total
Trade payables and other liabilities	18,282	—	—	—	—	18,282
Lease obligations on right of use assets	349	357	334	187	259	1,486
Convertible debt	—	7,816	—	—	—	7,816
Other non-current liabilities	—	2	2	4	575	583
	18,631	8,175	336	191	834	28,167

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at March 31, 2023:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	11,615	1,089	2,037	14,741
Expected loss rate		4.06%	19.28%	87.97%	16.78%
Expected loss provision	13	471	210	1,792	2,473

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk (continued)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2022:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	15,759	1,313	1,594	18,666
Expected loss rate		3.46%	40.21%	85.45%	13.05%
Expected loss provision	13	545	528	1,362	2,435

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three months ended March 31, 2023, one customer (three months ended March 31, 2022: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 8,012 (three months ended March 31, 2022: EUR 9,529).

As at March 31, 2023, one customer (December 31, 2022: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totaled EUR 2,221 (December 31, 2022: EUR 6,138).

18	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Three Months Ended March 31,
Cash flows arising from movement in:	2023	2022
Trade and other receivables	4,100	(779)
Prepaid expenses and other assets	(180)	31
Deferred revenue	(35)	122
Trade payables and other liabilities	(1,189)	2,023
Changes in non-cash working capital	2,696	1,397

For the three months ended March 31, 2023, cash flows arising from movement in prepaid expenses and other assets excludes nil (three months ended March 31, 2022: EUR 354) in prepaid consideration.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B Online Gaming.

The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies (Note 2). The Company measures each reportable operating segment’s performance based on adjusted EBITDA. No reportable operating segment is reliant on any single external customer.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended March 31,
	2023	2022
Netherlands	8,621	9,569
Curaçao	4,802	3,664
Malta	4,311	3,195
USA	1,217	318
Croatia	866	584
Belgium	535	3
Serbia	511	335
Other	1,996	1,692
Revenue	22,859	19,360

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	March 31,	December 31,
	2023	2022
United States	73,328	73,611
Other	1,001	1,039
Non-current assets	74,329	74,650

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	March 31,	December 31,
	2023	2022
Income taxes payable	1,396	1,113
Deferred income tax liabilities	1,201	1,201

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended March 31,
	2023	2022
Current period	400	452
Adjustment in respect of prior periods	—	29
Current income taxes	400	481
Deferred income tax recovery	—	(56)
Deferred income tax recovery	—	(56)
Income taxes	400	425

There is no income tax expense recognized in other comprehensive income (loss).

	As at	As at
	March 31,	December 31,
	2023	2022
Deferred tax assets
Non-capital losses carried forward	203	163

Deferred tax liabilities
Intangible assets	1,201	1,201
Other	(203)	(163)
Deferred income tax liabilities	1,201	1,201

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20   INCOME TAXES (CONTINUED)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Three Months Ended March 31,
	2023	2022
Income tax losses - Canada	33,113	29,647
Capital tax losses - Canada	27,881	28,479
Income tax losses - United Kingdom	1,095	2,329
Income tax losses - Malta	142	239
Income tax losses - United States	250	—
Property and equipment	2,118	1,565
Goodwill	1,786	2,519
Intangible assets	5,033	—
Right-of-use assets	—	29
Share issuance costs	2,444	2,794
Total unrecognized deductible temporary difference	73,862	67,601

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Three Months Ended March 31,
	2023	2022
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	(14.0)	22.3
Impact of foreign currency translation	(528.7)	—
Non-deductible and non-taxable items	(178.7)	(123.1)
Change in tax benefits not recognized	181.7	(83.7)
Adjustments in respect of prior periods	(18.4)	(9.8)
Adjustment of prior period tax payable	0.2	—
Other	0.0	23.7
Effective Income Tax Rate Applicable to Loss Before Income Taxes	(531.4)	(144.1)

21	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

22	SUBSEQUENT EVENTS

Between the reporting date and the date of these interim unaudited condensed consolidated financial statements, Lind delivered notice to convert the face value of USD 1,000 of Convertible Debt to Common Shares. The Company elected to settle USD 500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 515 and was settled in full. USD 500 of the debt was converted to 172,780 Common Shares and have been issued in full.